UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒                                  Annual Report pursuant to Section 15(d) of the Securities and Exchange Act of 1934 for the fiscal year ended December 31, 2004

OR

☐                                  Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number     0-22844

Laureate Education, Inc.

Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan

(Exact name of registrant as specified in its charter)

Maryland	52-1492296
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1001 Fleet Street, Baltimore, Maryland	21202
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (410) 843-8000

Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

Index to Form 11-K

Year ended December 31, 2004

Report of Independent Registered Public Accounting Firm

Sylvan Learning Systems, Inc.

401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits and supplemental information for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for plan benefits as of December 31, 2003 was audited by other auditors whose report dated June 23, 2004 expressed an unqualified opinion.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Reznick Group, P.C.

Baltimore, Maryland
June 20, 2005

Report of Independent Registered Public Accounting Firm

Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan

Baltimore, Maryland

We have audited the accompanying statement of net assets available for benefits of the Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan as of December 31, 2003. This financial statement is the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young, LLP

Baltimore, Maryland
June 23, 2004

Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
Assets
Investments	$23,175,227	$19,779,502

Receivables:
Employer’s contribution	351,509	317,033
Participants’ contributions	56,633	34,947
Total receivables	408,142	351,980
Net assets available for benefits	$23,583,369	$20,131,482

See accompanying Notes to Financial Statements.

Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Investment income:
Interest	$4,918
Dividends	344,097
349,015
Employee salary deferral contributions	2,007,191
Employer contribution	394,835
Employee rollover contributions	63,478
Total additions	2,814,519

Participant withdrawals	(2,759,373)

Net realized and unrealized appreciation in fair value of investments	3,396,741
Net increase	3,451,887

Net assets available for benefits at beginning of year	20,131,482
Net assets available for benefits at end of year	$23,583,369

See accompanying Notes to Financial Statements.

Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2004

1.              Significant Accounting Policies

Basis of Accounting

The financial statements of the Sylvan Learning Systems, Inc. (the Company or Plan Sponsor) 401(k) Retirement Savings Plan (the Plan) are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value. Laureate Education, Inc. common stock is valued at the last reported sales price on the last business day of the plan year. The units of the collective trust and shares of the mutual funds are valued at fair value as determined by Putnam Fiduciary Trust Company and quoted market prices, respectively. Participant loans are carried at their unpaid principal balance, which approximates fair value.

Realized gains or losses on the sale of investments are computed as the difference between the proceeds received and the average cost of investments held. The change in the difference between cost and fair value, including realized gains and losses, is included in the statement of changes in net assets available for benefits as net appreciation or depreciation in the fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administration Expenses

All costs and expenses incurred in connection with the administration of the Plan are paid by the Company.

2.              Plan Description

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. Copies of this summary are available from the Company’s Human Resources Department.

General

The Plan is a defined contribution plan covering substantially all employees of the Company, including as of July 1, 2002, Walden University and as of January 1, 2003, National Technological University (100%-owned consolidated subsidiaries of the Company) who have completed one month of service. Participants must complete one year of service in order to be eligible for employer matching and discretionary contributions.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All investment programs are fully participant-directed.  At December 31, 2004, the Plan offers 17 investment options into which participants may direct their investments.  Participants have the opportunity to change their investment options daily.

Contributions

Participants may contribute any percentage of their pretax annual compensation, not to exceed net take home pay, as defined and subject to certain annual limitations imposed by the Internal Revenue Code. In addition, employees may rollover distributions received from other plans. The Company makes a discretionary matching contribution in shares of Laureate Education, Inc. common stock equal to a percentage of the amount of the compensation that the participant elected to contribute, up to a maximum of 6% of the participant’s compensation. The matching contribution percentages for 2004 and 2003 were 50% of the first 3% and 25% on the next 3% of the compensation contributed. Additional discretionary contributions may be made at the option of the Company. There were no additional discretionary contributions made by the Company in 2004 and 2003.

Participant Accounts

Each participant account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution, (b) Plan earnings, and (c) forfeitures of additional Company discretionary contributions related to terminated participants’ nonvested accounts, if any. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Vesting in the Company’s discretionary matching contributions plus earnings thereon is based on years of continuous service at a rate of 33-1/3% per year, including the first year of service. A participant is 100% vested after three years of service.

Participant Loans

Participants may borrow from their account balances a minimum of $1,000, up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Principal and interest are repaid ratably through payroll deductions over loan terms, which generally do not exceed five years.

Payment of Benefits

Participants may withdraw voluntary after tax contributions, qualified rollovers, and transfers into the plan, and earnings thereon, at any time.  Pre-tax deferrals, vested employer matching contributions, and vested employer discretionary contributions, if any, may be withdrawn upon attaining age 59 ½ or employment termination.  All types of employee contributions may be withdrawn in a lump sum payment upon termination of employment. Hardship withdrawals are allowed but are limited to certain types of contributions, as defined.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

3.              Investments

During 2004, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value by $3,396,741, as follows:

Fair value as determined by quoted market price:
Laureate Education, Inc. common stock	$2,081,653
Mutual funds	1,315,088
$3,396,741

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31
	2004	2003

Laureate Education, Inc. common stock	$6,001,099	$3,873,693
The Putnam Fund for Growth and Income	2,796,180	2,971,613
Putnam Stable Value Fund	2,718,897	2,628,743
Legg Mason Value Trust	2,691,014	2,263,866
Putnam International Equity Fund	1,613,973	1,697,889
Putnam US Government Income Trust	1,424,909	1,553,752
Putnam Vista Fund	1,313,506	1,387,490

4.              Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 13, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator will complete all compliance procedures for the Plan year presented, including discrimination testing, in accordance with statutory deadlines.

The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5.              Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6.              Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2004	2003

Net assets available for benefits per the financial statements	$23,583,369	$20,131,482
Less contributions receivable	(408,142)	(351,980)
Net assets available for benefits per the Form 5500	$23,175,227	$19,779,502

The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 2004:

Contributions per the financial statements	$2,402,026
Add contributions receivable at December 31, 2003	351,980
Less contributions receivable at December 31, 2004	(408,142)
Contributions per the Form 5500	$2,345,864

The financial statements are prepared on the accrual basis of accounting whereas the Form 5500 is prepared on the cash basis.

7.              Subsequent Event

Effective July 1, 2005, the Plan was amended to reflect its new name, Laureate Education, Inc. 401(k) Retirement Savings Plan. Also effective July 1, 2005, the Company has replaced Putnam Fiduciary Trust Company with American Funds Retirement Resources to provide recordkeeping and administrative services to the Plan. Capital Bank and Trust Company, a sister company to American Funds, will be Plan’s successor trustee.

Supplemental Schedule

Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan

EIN 52-1492296     Plan # 333

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)

December 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		Cost**	Current Value

Common Stock:
*Laureate Education, Inc.	136,110	shares of common stock		$6,001,099

Collective Trust:
*Putnam Stable Value Fund	2,718,897	units		2,718,897

Mutual Funds:
Janus Mid Cap Value Investor Class	36,154	shares		798,636
Federated Kaufmann A Shares	100,266	shares		537,424
Legg Mason Value Trust	41,254	shares		2,691,014
*The Putnam Fund for Growth and Income	144,133	shares		2,796,180
*Putnam Vista Fund	138,264	shares		1,313,506
*Putnam OTC and Emerging Growth Fund	96,393	shares		708,490
*Putnam International Equity Fund	68,158	shares		1,613,973
*The George Putnam Fund of Boston	24,012	shares		433,663
*Putnam US Government Income Trust	107,540	shares		1,424,909
*Putnam Growth Opportunities Fund	15,148	shares		197,081
*Putnam Research Fund	17,026	shares		235,468
Royce Total Return Consultant Class	57,484	shares		703,607
American Funds Europacific Growth Fund	8,759	shares		308,852
American Funds Growth Fund of America	5,725	shares		155,152
Calamos Growth Fund	7,007	shares		371,232
*Participant loans	5.00% - 9.00% annual interest rates			166,044
Total investments				$23,175,227

*   Party-in-interest.

** Historical cost has been omitted, as all investments are participant-directed.

EXHIBIT INDEX

23.01	Consent of Reznick Group, P.C., independent auditors

23.02	Consent of Ernst & Young, LLP, independent auditors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Company by the undersigned thereunto duly authorized.

Laureate Education, Inc.

Date: June 29, 2005	/s/ Sean R. Creamer
Sean R. Creamer
Senior Vice President and Chief Financial Officer